October 8, 2015
Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
 Attention: Ms. Kayla Florio and Ms. Katherine Hsu
Re:	BMW Auto Leasing LLC Registration Statement on Form SF-3 Filed July 8, 2015 File No. 333-205553

Dear Ms. Florio and Ms. Hsu:
On July 8, 2015 (the “Filing Date”), our client, BMW Auto Leasing LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3 (the “Initial Registration Statement”), including a form of prospectus for use in offering a series of asset-backed notes (the “Initial Prospectus”) and certain exhibits (the “Initial Exhibits” and, together with the Initial Prospectus, the “Initial Documents”).  On August 4, 2015, we received a letter containing your comments (the “Comments”) to the Initial Documents.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), including an amended form of prospectus (the “Amended Prospectus”) and certain new and revised exhibits (the “Amended Exhibits”).   Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.
For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments and headings remain to the Initial Prospectus, while references to page numbers of the prospectus in the Responses are to the Amended Prospectus.  Capitalized terms that are used in this letter, unless otherwise defined, have the meanings set forth in the Amended Prospectus.
General
1.	Comment:

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last

Securities and Exchange Commission
October 8, 2015

twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.2. of Form SF-3.  Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
Response:
On behalf of the Company, we confirm that the depositor and any issuing entity established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  On behalf of the Company, we inform you that no affiliate of the depositor has established an issuing entity that has offered a class of asset-backed securities involving the same asset class as this offering during the last twelve months.
2.	Comment:

Please confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the closing date.  See General Instruction I.B.1(e) of Form SF-3.
Response:

On behalf of the Company, we confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of any asset pool as of the related closing date.
3.	Comment:

Please include the remainder of your exhibits with your amendment.
Response:

We direct your attention to the Amended Exhibits, which include the required exhibits that were not filed previously.
Form SF-3
Cover – Calculation of Registration Fee
4.	Comment:

We note in footnote 2 to your fee table that you intend to include unsold securities from an existing registration statement under Rule 415(a)(6) of

Securities and Exchange Commission
October 8, 2015

the Securities Act.  Please revise to indicate that you will disclose the file number of the existing prior registration statement, amount of unsold securities being included in this registration statement, and the amount of any filing fees previously paid in connection with the unsold securities, which will continue to be applied to such unsold securities.  See Rule 415(a)(6) of the Securities Act of 1933 and Securities Act Rules Compliance and Disclosure Interpretation Question 212.24.  We also note that you are reserving the right to register additional securities. Please also revise your footnote in the registration statement to state that you are registering an unspecified amount of securities of each identified class in reliance on Rules 456(c) and 457(s).  See Note 1 to the “Calculation of Registration Fee” Table of Form SF-3.
Response:

We direct your attention to the cover page of the Amended Registration Statement, where we have made the requested changes.
Form of Prospectus
Cover
5.	Comment:

We note that you have included the Central Index Key (CIK) numbers for the depositor and sponsor on the cover page of your Form SF-3, but not on the cover page of your form of prospectus.  Please revise your prospectus cover page to include these CIK numbers. See Item 1102(a) of Regulation AB.
Response:

We direct your attention to the cover page of the Amended Prospectus, where we have made the requested changes.
6.	Comment:

Please revise the cover page of your prospectus to indicate that, when fees are being paid, you will include a separate Calculation of Registration Fee table on your prospectus filed pursuant to Rule 424(h).  See Rule 456(c) of the Securities Act of 1933.
Response:

We direct your attention to the cover page of the Amended Prospectus, where we have made the requested change.

Securities and Exchange Commission
October 8, 2015

7.	Comment:

We note your bracketed disclosure indicating that certain information is only for illustrative purposes.  For example, you state that “[t]he number of Classes, Interest Rate and Accrual Method are for illustrative purposes only….” Please confirm that the prospectus at the time of an offering will include specific disclosure about the notes being offered, including relevant risk factor disclosure about the different classes of notes. Additionally, if the accrual method for each class may differ for each transaction, please indicate as such using brackets.
Response:

On behalf of the Company, we confirm that the prospectus at the time of an offering will include specific disclosure about the notes being offered, including relevant risk factor disclosure about the different classes of notes. In addition, we direct your attention to the cover page of the Amended Prospectus, where in the indicative table regarding the classes of notes that may be offered, we have added bracketed alternative fixed and floating interest rates for each class, as well as the bracketed alternative accrual methods.  We also have revised the first asterisked note to that table to better describe the relationship between the method of calculating the interest rate on a class of notes and the related accrual method.
Credit Risk Retention, page 52

8.	Comment:

We note that your prospectus contemplates the use of the required amounts in the Reserve fund to partially satisfy the sponsor’s risk retention requirement under Regulation RR.  In describing the terms of the Reserve Fund on pages 95-96, however, you state that any amount in the Reserve Fund in excess of the Reserve Fund Requirement on a given Payment Date will be released to the Certificateholder.  This Reserve Fund, therefore, does not qualify as an eligible horizontal reserve account. Please revise.  See Rule 4(b)(3) of Regulation RR (17 CFR Part 246).
Response:

We direct your attention to page 55 of the Amended Prospectus, where we have deleted all references to the use of the Reserve Fund as an eligible horizontal reserve account.
9.	Comment:

Securities and Exchange Commission
October 8, 2015

We note that you have referenced the entirety of the disclosure on the terms of the notes and residual interest.  Please revise to provide a description in this section of the material terms of the eligible horizontal residual interest retained by the sponsor as required by Rule 4(c)(1)(i)(B) of Regulation RR.  In the alternative, we believe it would be acceptable to comply with the requirement by including a reference in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and events of default and acceleration for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an eligible horizontal residual interest.
Response:
We direct your attention to page 55 of the Amended Prospectus, where we have added cross-references to the other sections of the Amended Prospectus that describe the summary disclosure of the requested material terms of the Certificates and the Class B Notes, the interests that may be retained by the sponsor and serve as an eligible horizontal residual interest.
10.	Comment:

We note your bracketed statement indicating that you will describe your fair value methodology.  It appears, however, that you have provided disclosure of your fair value methodology immediately following the bracketed statement.  Please advise.  If you contemplate including additional disclosure regarding the fair value calculation, please revise your disclosure to include the additional information.
Response:

We direct your attention to page 55 of the Amended Prospectus, where we have deleted the bracketed language that had indicated that we would describe the fair value methodology to be used.  We have also revised the disclosure to include additional information regarding the methodology for calculating fair value.
11.	Comment:

We note that, in calculating the fair value of the residual interest, you have assumed that receivables prepay at a “___% ABS rate.”  In your section titled “Weighted Average Lives of the Notes” you also state that ABS refers to a prepayment model that assumes a constant prepayment percentage in each month and that, for purposes of this prospectus, a 100% Prepayment Assumption assumes leases will prepay at varying rates in each of five stages throughout the life of the contract, increasing and decreasing by a

Securities and Exchange Commission
October 8, 2015

given percentage each month, except for the last stage covering month 40 through the end of the lease, in which you assume the prepayment rates will remain constant.  It is unclear based on the disclosure in this section what “___% ABS rate” located in the “Credit Risk Retention” section is referring to.  Additionally, in Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines.  Please revise to clarify what prepayment rate assumptions you are making for purposes of calculating the fair value of the residual interest and, if you are assuming constant prepayment rates, please revise to disclose the source of your prepayment rate or an explanation as to why you believe that assumption is appropriate here.
Response:

We direct your attention to page 56 of the Amended Prospectus, where we have revised the description of the prepayment assumption for calculating fair value to assume that the leases prepay at a rate equal to [___]% of the Prepayment Assumption described in the Amended Prospectus under “Weighted Average Lives of the Notes.”  As noted in that section on page 104of the Amended Prospectus, the Prepayment Assumption is expressed in terms of percentages of the Absolute Prepayment Model, or ABS.  As also noted there and in your Comment, a 100% Prepayment Assumption assumes leases will prepay at varying rates in each of five stages throughout the life of the contract, increasing and decreasing by a given percentage each month, except for the last stage covering month 40 through the end of the lease, during which the Company assumes the prepayment rates will remain constant.  We respectfully submit that this is not a straight line – rather, it varies from month to month throughout the first four stages, until month 40 of the lease.  As noted on page 105 f the Amended Prospectus, a [___]% Prepayment Assumption assumes that leases will prepay at varying rates equal to the same percentage of the Prepayment Assumption.
12.	Comment:

We note your statement on page 53 that you will provide the required post-closing disclosure in “the first investor report.”  Please revise to clarify which form this information will be included on to satisfy the requirement that the disclosure be provided a reasonable time after closing.  See Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR.
Response:

We direct your attention to page 58 of the Amended Prospectus, where we have revised the referenced language to indicate that the required post-

Securities and Exchange Commission
October 8, 2015

closing disclosure will be included in the investor report for the first Collection Period (and in the Form 10-D for that Collection Period).
The Owner Trustee and the Indenture Trustee, page 54

13.	Comment:

We note that on page 119 you have identified the owner and indenture trustees in unbracketed disclosure.  Please revise your prospectus on page 54, therefore, to include all available information for the trustees.
Response:
Our apologies, the identification of particular institutions to serve as owner trustee or indenture trustee in any particular transaction was an inadvertent error.   The institutions that will be engaged to serve in those capacities may vary from transaction to transaction, so we have replaced those specific references with blanks.  Applicable information regarding these entities will be provided in the prospectus filed in connection with each takedown.
The Vehicle Trust and the Vehicle Trustee, page 56

14.	Comment:

Please revise your disclosure to include information about the vehicle trustee’s prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets and any applicable limitations on the vehicle trustee’s liability under the transaction agreements.  See Item 1109(a)(2) and (a)(4) of Regulation AB.

Response:

We direct your attention to pages 62-64 of the Amended Prospectus, where we have added the requested disclosure.
BMW FS’s Lease Financing Program

Physical Damage and Liability Insurance; Additional Insurance Protections, page 61

15.	Comment:

We note your statement that BMW FS does not “force place” insurance and that there can be no assurance that each leased vehicle will be covered by physical damage insurance for the full term of the lease and that, for lost or destroyed vehicles, BMW FS will accept the actual cash value paid by the insurance company as payment in full of the lease balance.  We also

Securities and Exchange Commission
October 8, 2015

note your disclosure on page 62 under the heading “ – Contingent and Excess Liability Insurance” regarding the possibility that noteholders could incur a loss on their investment if collision insurance coverage was exhausted and no third-party reimbursement for the damage was available.  Please include these risks in your risk factor disclosure beginning on page 23.

Response:

We direct your attention to pages 47-48 of the Amended Prospectus, where we have added a risk factor entitled “Failure of user-lessee to maintain physical damage insurance could result in a loss.”
End of Lease Term; Vehicle Disposition, page 63

16.	Comment:

We are unable to locate disclosure identifying “BMW NA.” Please revise throughout as appropriate.

Response:

We direct your attention to page 69 of the Amended Prospectus under the identified heading, where we have added a definition of  “BMW NA” and described that entity’s corporate relationship with BMW FS.
The Specified Leases

Representations, Warranties, Covenants and Modifications – page 68

17.	Comment:

Please revise your disclosure to clarify that the representations, warranties, and covenants disclosed are made by BMW FS as sponsor of the transaction to the issuing entity on behalf of the noteholders.  See Item 1111(e) of Regulation AB.
Response:

We respectfully advise you that the representations, warranties and covenants described in the identified section are not made by BMW FS in its capacity as Sponsor, but in its capacity as Servicer, as is currently disclosed by  the Amended Prospectus at page 73.  We have added language at page 75 of the Amended Prospectus specifically disclosing that these representations and warranties are made to the other parties to the Servicing Agreement, which also provides that the Issuing Entity, as the holder of the 20[__]-[__] SUBI,

Securities and Exchange Commission
October 8, 2015

and the Indenture Trustee, as pledgee of the 20[__]-[__] SUBI on behalf of the Noteholders, are third-party beneficiaries of these representations, warranties and covenants insofar as they relate to the SUBI Assets.
Composition of the Statistical Portfolio of the Specified Leases, page 71
18.	Comment:

Please revise to include information about the original balance of the leases as of a specified cut-off date.  If these characteristics are not material or are otherwise captured in another metric, please advise us of such.  See Item 1111(b)(2) of Regulation AB.
Response:
We respectfully submit that a vehicle lease does not have an “original balance.”  In lieu of that concept, the identified table gives information regarding the Aggregate Securitization Value of the Specified Leases.  The term “Aggregate Securitization Value” is defined at page 89 of the Amended Prospectus under the heading “Description of the Notes—Principal,” and the related term “Securitization Value” is defined at page 81 of the Amended Prospectus under the heading “The Specified Leases—Calculation of the Securitization Value of the Specified Leases.”  In the view of the Company, the Aggregate Securitization Value is the proper metric for measurement of the value of the leases, as its value is the measurement against which the notes are issued and overcollateralization is measured.
19.	Comment:

We note that your disclosure on page 72 regarding concentrations of the leases by state contemplates that five states may account for 5% or more of the aggregate securitization value, while your risk factor disclosure regarding the geographic concentration of the leases on pages 26-27 contemplates that four states meet this criteria.  Please revise the disclosure to address the discrepancy.  Please also confirm that, if 10% or more of the leases are or will be located in any one state, you will describe any economic or other factors specific to such state that may materially impact the pool assets or pool asset cash flows.  See Item 1111(b)(14) of Regulation AB.

Response:

We acknowledge that the referenced disclosure on page 72 of the Initial Prospectus contains five blanks for states that may account for 5% or more of the Aggregate Securitization Value, while the table on page 27 of the Initial Prospectus contains four blanks for the same information.  Each of these sets of blanks was intended merely to signify that the required information would be added in the prospectus to be filed for each takedown, not to indicate that

Securities and Exchange Commission
October 8, 2015

any particular number of states would be included.  We have conformed the former disclosure, which appears on page 78 of the Amended Prospectus, to contain four blanks, but respectfully note that the number of states identified in the prospectus filed in connection with any takedown will vary depending upon the composition of the particular asset pool.  On behalf of the Company, we confirm that, if 10% or more of the leases are or will be located in any one state, the Company will describe any economic or other factors specific to such state that may materially impact the pool assets or pool asset cash flows.
Determination of Residual Values, page 74
20.	Comment:

Please revise your statement on page 75 to state that the aggregate ALG Residual Value of the vehicles related to the leases will constitute less than 65% of the aggregate securitization value of the leases and vehicles assigned to the SUBI.  See Item 1101(c)(2)(v)(A) of Regulation AB.

Response:

We direct your attention to page 81 of the Amended Prospectus, where we have made the requested change.
21.	Comment:

Please revise your prospectus as necessary to include statistical information regarding estimated residual values for the pool assets.  See Item 1111(d)(2)(vi) of Regulation AB.

Response:

We respectfully note that the table on page 76 of the Amended Prospectus entitled “Composition of the Statistical Portfolio of the Specified Leases” already contains the requested information.
22.	Comment:

Please also revise your disclosure where appropriate to include summary historical statistics on turn-in rates and residual value realization rates for at least the past three years.  Please present this information graphically if doing so will aid understanding.  See Item 1111(d)(2)(vii) of Regulation AB.

Response:

Securities and Exchange Commission
October 8, 2015

We respectfully note that the requested information is already contained at page 84 of the Amended Prospectus in the table entitled “BMW FS Managed New Lease Portfolio ALG Residual Value Loss Experience.” In the view of the Company, a graphic presentation of this information would not aid investor understanding of the data presented.

BMW FS Managed New Lease Portfolio Delinquency Experience, page 77
23.	Comment:

We note your statement in footnote 2 of the first table on page 77 that an account is considered delinquent if 20% or more of any scheduled monthly payment is contractually past due.  We also note, however, your statement on page 76 that, as of June 8, 2013, a payment is considered to be delinquent when the lessee fails to make at least 90% of a scheduled monthly payment by the due date.  Please revise to correct this inconsistency or advise.

Response:
We have revised the statement in footnote 2 of the table entitled “BMW FS Managed New Lease Portfolio Delinquency Experience,” which appears on page 83 of the Amended Prospectus, to conform to the referenced disclosure under the heading “Delinquencies, Repossessions and Loss Information,” which appears on page 82 of the Amended Prospectus.

24.	Comment:

We note the disclosure that the depositor has engaged third parties to assist it with certain elements of the review.  Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained.  See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations, SEC Release No. 34-72936 (Aug. 27, 2014).

Response:
On  behalf of the Company, we confirm that, if the Company or an underwriter obtain a due diligence report from a third-party provider, for any offering with a first sale occurring on or after June 21, 2015 (which would require a Form ABS-15G to be furnished by June 15, 2015), the Company or the underwriter, as applicable, will furnish a Form ABS-15G with the

Securities and Exchange Commission
October 8, 2015

Commission at least five business days before that first sale making publicly available the findings and conclusions of any third-party due diligence report the Company or the underwriter has obtained.

Description of the Notes
Repurchase Obligation, page 84
25.	Comment:

Please describe how the representations and warranties, including any payments made in connection with repurchase of the assets due to a breach of the representations and warranties, will flow to noteholders.

Response:
We direct your attention to page 90 of the Amended Prospectus, where we have added the requested disclosure.

Asset Representations Review, page 84

26.	Comment:

We note your disclosure that, upon completion of a vote in which noteholders vote to direct an asset representations review, the indenture trustee will direct the asset representations reviewer to perform a review of “all Specified Leases greater than [_] days delinquent…”  Please revise to state that the asset representations reviewer will be instructed to perform a review of all leases 60 days or more delinquent, which is consistent with your disclosure on page 86, and required by the shelf eligibility.

Response:

We direct your attention to page 91 of the Amended Prospectus, where we have made the requested change.
27.	Comment:
With respect to your delinquency trigger disclosure, please revise to provide information about whether defaulted, charged-off, and/or repossessed vehicle leases are included in determining whether the delinquency trigger has been met for each monthly reporting period.
Response:

Securities and Exchange Commission
October 8, 2015

We direct your attention to page 90 of the Amended Prospectus, where we have made the requested revision.
28.	Comment:
We note your statement in the first full paragraph on page 85 that noteholders will have the ability to notify the indenture trustee that they consider an instance of non-compliance to be a breach and that the indenture trustee may, and at the written direction of noteholders holding a majority of the outstanding principal amount of all of the notes will, make such determination.  Given that the indenture trustee is permitted but is not required to determine breach, please revise to clarify how the sponsor or the depositor would evaluate an asset representations reviewer’s report that finds non-compliance of the assets with the representations and warranties, or how the sponsor or the depositor would evaluate a repurchase request submitted by a noteholder in response to such a report.
Response:
We direct your attention to page 91 of the Amended Prospectus, where we have added the requested disclosure.
29.	Comment:
We also note that on page 86 in the last full paragraph of the Asset Representation Review section you have included a bracket to identify at a later time the party responsible for determining whether an instance of non-compliance with the representations and warranties constitutes a breach under the transaction documents.  This appears to be inconsistent with your statements on page 85.  Please revise or advise.
Response:
We have deleted the identified sentence, as the appropriate disclosure is now contained in the new language on page 91 of the Amended Prospectus in our Response to your Comment 28 above.
Where You Can Find More Information About Your Notes, page 104
30.	Comment:
Please revise your disclosure to reference your registration statement filed on Form SF-3 rather than Form S-3.  Please also note that beginning on November 23, 2015 registrants are no longer eligible to register asset-backed securities on Form S-3.  See Section IX.C of the Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) and General Instruction I.B.5 of Form S-3.

Securities and Exchange Commission
October 8, 2015

Response:
We direct your attention to page 111 of the Amended Prospectus, where we have made the requested change.
31.	Comment:
Please revise your description of the Form 10-D to indicate that you will include, as applicable, notices regarding an asset representations review and investor communication requests on the Form 10-D.
Response:
We direct your attention to page 111-12 of the Amended Prospectus, where we have made the requested change.
Description of the Transaction Documents, page 105
Investor Communication, page 111
32.	Comment:
Please revise your statement in the last paragraph of this section that the Form 10-D will specify the date “(not earlier than [30] days from the date of such Form 10-D filing),” that will be the date used to calculate whether noteholders have directed an asset representations review to be consistent with your statement at the top of page 86 that such vote will remain open for 120 days from the date of the Form 10-D filing.
Response:
We direct your attention to page 118 of the Amended Prospectus, where we have deleted the sentence in question.
Duties of the Vehicle Trustee, the Owner Trustee and the Indenture Trustee, page 120
33.	Comment:
We note your disclosure on page 121 that the indenture trustee will have no obligation to exercise any of the rights or powers vested in it by the Indenture unless noteholders provide satisfactory indemnification.  Please revise to clarify and confirm that noteholders will not be indemnifying the trustee in connection with the asset representations review and investor communication provisions of General Instruction I.B.1 of Form SF-3.
Response:

Securities and Exchange Commission
October 8, 2015

We direct your attention to page 128 of the Amended Prospectus, where we have made the requested change.
Fees and Expenses, page 121
34.	Comment:
The reference to clause (g) under “Payments on the Notes – Priority of Payments – SUBI Collection Account” in footnote 2 to the fees and expenses tables appears to be incorrect. Please revise.
Response:
We direct your attention to page 129 of  Amended Prospectus, where we have corrected the identified reference to be to clause (j) rather than clause (g).
Servicing Procedures, page 122
35.	Comment:
We are unable to locate disclosure regarding any limitations on the servicer’s liability under the transaction agreements.  If applicable, please revise where appropriate to include the disclosure required by Item 1108(c)(7) of Regulation AB or advise.
Response:
We have added appropriate disclosure on page 130 of the Amended Prospectus under the heading “Description of the Transaction Documents—Custody of Lease Documents and Certificates of Title” to reflect the only contractual limitation on liability of the Servicer.
[The [Swap][Cap] Agreement, page 130
36.	Comment:
Please revise to include bracketed disclosure to describe the significance percentage as required under Item 1115(a)(4) of Regulation AB.
Response:
We direct your attention to page 137 of the Amended Prospectus, where we have added the requested disclosure.
Appendix A Static Pool Information

Securities and Exchange Commission
October 8, 2015

37.	Comment:
Please confirm that you will provide static pool data as required by Item 1105 of Regulation AB, to the extent material, for five years.  Please also confirm that you will update your static pool tables as necessary so that the most recent periodic increment for the data is as of a date no later than 135 days of the date of first use of the prospectus. See Item 1105(a)(3) of Regulation AB.
Response:
On behalf of the Company, we confirm that the Company will provide static pool data as required by Item 1105 of Regulation AB, to the extent material, for five years.  On behalf of the Company, we also confirm that the Company will update its static pool tables as necessary so that the most recent periodic increment for the data is as of a date no later than 135 days of the date of first use of the prospectus.
Part II
Information Not Required in Prospectus
Item 14.  Exhibits
38.	Comment:
Please revise to indicate in your exhibit table that you will file the certification as required by General Instruction I.B.1(a) of Form SF-3 and Item 601(b)(36) of Regulation S-K for each takedown.  Please also file a form of certification with your next amendment to the registration statement.
Response:
We direct your attention to the Exhibit Index in of the Amended Registration Statement, where we have made the requested change.  We have included a form of certification in the Amended Exhibits as Exhibit 99.36.
39.	Comment:
We are unable to locate the provisions in your transaction documents relating to the asset representations review, dispute resolution, and investor communication transaction requirements of Form SF-3.  Please revise.  See General Instruction I.B.1(b), (c), and (d) of Form SF-3 and Section V.B.3(a)(2), (3), and (4) of the Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014).

Securities and Exchange Commission
October 8, 2015

Response:
We respectfully direct your attention to Article XII of the form of Indenture,  Article IV of the form of Supplement to the Servicing Agreement, and Section 1.21 of the form of Administration Agreement, copies of which (updated in the case of the form of Indenture and the form of Supplement to the Servicing Agreement) have been filed with the Amended Exhibits as Exhibits 4.1, 10.4 and 10.8, respectively, and which contain provisions relating to the asset representations review, dispute resolution and investor communication transaction requirements of Form SF-3.  We have also filed a form of Asset Representations Reviewer Agreement with the Amended Exhibits as Exhibit 10.10.
Exhibit 5.1
40.	Comment:
Please revise to include counsel’s opinion that the notes, when sold, will be legally issued, fully paid, and non-assessable and, if applicable, binding obligations of the registrant.  See Item 601(b)(5) of Regulation S-K and Section II.B. of Staff Legal Bulletin No. 19.
Response:
We respectfully submit that the Notes are not shares of capital stock that are subject to the requirement of Item 60(b)(5) of Regulation S-K to file an opinion that they are legally issued, fully paid and non-assessable.  As explained by Section II.B.1.a. of Staff Legal Bulletin No. 19 requires that the filed opinion for shares of capital stock conclude that the “the securities will be, when sold: the securities will be, when sold: legally (or validly) issued; fully paid; and non-assessable.”  Rather, the Notes are debt securities, as to which Section II.B.1.e. of Staff Legal Bulletin No. 19 states that “counsel must opine that the debt securities will be “‘binding obligations of the registrant.’”  Consistent with this requirement, our previously-filed opinion concludes, subject to permitted assumptions and qualifications, that the Notes “will be entitled to the benefits of the Indenture and enforceable against the applicable Issuing Entity in accordance with their terms.”  In the same section, Staff Legal Bulletin 19 acknowledges that “binding” is the equivalent of “enforceable,” so we believe that our opinion as filed is sufficient.  Nevertheless, we have re-filed the legality opinion of Morgan, Lewis & Bockius LLP with the Amended Exhibits as Exhibit 5.1 to include the conclusion, subject to permitted assumptions and qualifications, that the Notes “will be entitled to the benefit of the Indenture and constitute binding obligations of the applicable Issuing Entity, enforceable against the applicable Issuing Entity in accordance with their terms.”

Securities and Exchange Commission
October 8, 2015

Exhibit 8.1
41.	Comment:
It appears that the disclosure contained in the prospectus in “Prospectus Summary – Tax Status” and “Material Income Tax Consequences” is counsel’s tax opinion. When a registrant elects to use an exhibit 8 short-form opinion, both the exhibit and the prospectus disclosure must state clearly that the disclosure in the relevant sections of the prospectus is the opinion of the named counsel.  Please revise your exhibit to state that the discussion in the prospectus is tax counsel’s opinion.  See Section III.B.2 of Staff Legal Bulletin No. 19.
Response:
We have filed a revised version of the federal tax opinion of Morgan, Lewis & Bockius, LLP reflecting this change, with the Amended Exhibits as Exhibit 8.1.
42.	Comment:
Please delete the phrase “as of the date hereof” from the last paragraph or confirm that you will re-file your opinion on the date of effectiveness.  See Section III.D.2 of Staff Legal Bulletin No. 19.
Response:
The revised version of the federal tax opinion of Morgan, Lewis & Bockius, LLP that has been filed with the Amended Exhibits as Exhibit 8.1 reflects this change.
[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission
October 8, 2015

Should you have any further questions or comments please contact me at 212-309-6200.
Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc:	Mr. Edward A. Robinson Mark W. Redman, Esq.